Exhibit 12.1

ESCHELON TELECOM, INC.

EARNINGS TO FIXED CHARGES RATIO

	2001	2002	2003	2004	2005
Fixed Charges
Interest Expense	12,958	5,729	1,754	11,452	28,125

Rental Expense	5,495	5,837	6,007	5,087	7,468
Interest Rate	8%	8%	8%	8%	8%
Estimated Interest Within Rental Expense	440	467	481	407	597

Fixed Charges	13,398	6,196	2,235	11,859	28,722

Earnings
Pre-tax Net Income (Loss) form Continuing Operations	(53,702)	20,193	(17,178)	1,115	(31,642)
Fixed Charges	13,398	6,196	2,235	11,859	28,722

Earnings	(40,304)	26,389	(14,943)	12,974	(2,920)

Earnings to Fixed Charges Ratio	—	4.3	—	1.1	—
Deficiency	53,702	—	17,178	—	31,642